Bolt Technology Corporation

Four Duke Place

Norwalk, Connecticut 06854

September 13, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bolt Technology Corporation Annual Report on Form 10-K

Dear Sir/Madam:

In accordance with General Instruction D(3) of Form 10-K, Bolt Technology Corporation (the “Company”) hereby confirms that the financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013, being filed herewith, do not reflect a change from the preceding year in any accounting principles or practices or in the methods of application of those principles or practices.

Very truly yours,

BOLT TECHNOLOGY CORPORATION

By:	/s/ Joseph Espeso
Joseph Espeso
Senior Vice President - Finance and
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)